Curtis, Mallet-Prevost, Colt & Mosle LLP

Almaty	London
Astana	Mexico City	Attorneys and Counsellors at Law	Telephone 212-696-6000
Dubai	Milan		Facsimile 212-697-1559
Frankfurt	Muscat	101 Park Avenue	www.curtis.com
Houston	Paris	New York, New York 10178–0061
Istanbul	Washington, D.C.

January 31, 2011

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Jay Ingram, Legal Branch Chief

Re:	MSC Industrial Direct Co., Inc.
Form 10-K for the Fiscal Year Ended August 28, 2010
Filed on October 22, 2010
Definitive Proxy Statement on Schedule 14A
Filed on December 3, 2010
File No. 001-14130

Ladies and Gentlemen:

On behalf of MSC Industrial Direct Co., Inc., a New York corporation (the “Company”), we are providing this letter in response to the comments raised in the letter dated January 14, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission to Mr. Charles Boehlke, Executive Vice President and Chief Financial Officer of the Company.  Set forth below are the Company’s responses to the Staff’s comments.  To facilitate your review, the Staff comments, as set forth in the Comment Letter, are reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and are followed by the corresponding response from the Company.

Form 10-K for the Year Ended August 28, 2010

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 17

Equity Compensation Plan Information, page 18

1.
In future filings, please place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5 of Form 10-K.  For your reference, please see the instructions to Item 12 of Form 10-K and the Staff’s no-action letter issued to the American Bar Association on January 30, 2004 (http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).

Curtis, Mallet-Prevost, Colt & Mosle LLP		Mr. Jay Ingram
Attorneys and Counsellors at Law	Page 2	January 31, 2011

Response:

The Company confirms that in future Form 10-K filings beginning with its Form 10-K for the fiscal year ending August 27, 2011, the Company will place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 23

2.
We note that your discussion does not fully discuss the factors that led to the changes in various line items from period-to-period, and does not quantify these factors when they are provided.  For example, for both the fiscal year ended 2009 and 2010, you provide a break down in the change in net sales for your Large Account Customer programs and your remaining business, and include a general discussion of the global economic recession, but you do not identify or quantify the business reasons leading to the change in net sales.  Similarly, we note that when discussing the change in gross profit margins you provide certain business reasons for the changes, such as supplier cost increases, but do not quantify such reasons.  These are just examples.  In future filings, please identify the factors leading to the changes in your line items from period-to-period, and quantify these factors where possible.  Further, please discuss whether you believe these factors are the result of a trend, and if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

The Company respectfully advises the Staff that, where there are material changes in financial statement line items from period to period, the Company attempts to identify and quantify, if practical, the material factors that led to the changes.  The Company further advises the Staff that, with respect to the particular examples identified by the Staff, the Company has included disclosure which identifies the reasons for the period to period changes and quantified, where practical, the factors.  In the case of net sales, the Company discloses that the increase in net sales for fiscal 2010 as compared to fiscal 2009 is due to an increase in Large Account Customer sales of $148 million and an increase in the remaining business of $55 million.  The Company further discloses that fiscal 2009 sales were negatively impacted by the global economic recession and explains that sales began to improve in the 2nd fiscal quarter of 2010.    In addition, the Company discloses the increase in sales attributable to sales made through the Company’s websites.

Curtis, Mallet-Prevost, Colt & Mosle LLP		Mr. Jay Ingram
Attorneys and Counsellors at Law	Page 3	January 31, 2011

The Company also discloses that the period to period changes include the impact of sales volume, change in product mix, pricing and market share gains.  In addition, in future filings, the Company will include additional disclosure indicating the reasons for the period to period changes in net sales, where such information is material to an understanding of the period to period change and will quantify any such factor, where it is practical.

With regard to the fiscal 2010 versus fiscal 2009 gross margin, the Company respectfully submits that it has disclosed the sole material reason for the decrease in gross margin. In future filings, where there is more than one factor contributing to a material period to period change and where it is practical to quantify, the Company will quantify the material factors affecting period to period changes in gross profit and other financial statement line items.  However, the Company notes that it cannot reliably quantify specific amounts of the individual factors causing the fluctuation of gross profit margin as a result of its large volume of SKUs and customers.  As disclosed by the Company in the Form 10-K (see pages 7 (under "Products") and 8 (under "Sales and Marketing")), the Company sells approximately 600,000 SKUs to approximately 320,000 active customers.  Average order size in fiscal 2010 was $331.

The Company also respectfully submits that it discloses material trends that may impact its net sales or income from continuing operations.  In this regard, the Company notes on page 21 that its net sales are dependent on economic and industry conditions and discloses on page 22 trend information based on the ISM index.  In addition, the Company discloses on page 21 that it took advantage of market conditions to invest in its business and that these investments helped to increase revenues.  The Company also discloses that it has and will continue to focus on increasing its Large Account Customer business, resulting in a more diversified customer base and thereby reducing the cyclical nature of its business.

Liquidity and Capital Resources, page 26

3.
In future filings, please revise your liquidity section to focus on the primary drivers of your cash flows, including the underlying reasons for such drivers.  For example, you state that the decrease in net cash provided from operations was due to “increases in inventory levels and accounts receivable, offset by increases in accounts payable and accrued liabilities and net income.”  However, without further disclosure, the business reasons underlying these factors, such as the reasons for the increases in inventory levels, are unclear.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

The Company respectfully submits that it discloses the material factors affecting changes in cash flows.  In future filings, the Company will include enhanced disclosure of the underlying reasons for such factors.

Curtis, Mallet-Prevost, Colt & Mosle LLP		Mr. Jay Ingram
Attorneys and Counsellors at Law	Page 4	January 31, 2011

Exhibit Index, page II-1

4.
We note that you incorporate the Credit Agreement, Exhibit 10.20, and the First Amendment to the Credit Agreement, Exhibit 10.22, by reference to previously filed Exchange Act filings.  However, it does not appear that you filed all the exhibits and schedules to the Credit Agreement when you initially filed it, and the First Amendment to the Credit Agreement is not executed.  We further note that the Credit Agreement is set to expire in June 2011.  In your next Exchange Act filing, please file either a copy of any new Credit Agreement that you have entered into, including all exhibits and schedules, or file the full Credit Agreement dated as of June 8, 2006, including all exhibits and schedules, and an executed copy of the First Amendment to the Credit Agreement.  See Rule 601(b)(10) of Regulation S-K.  Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Response:

The Company respectfully advises the Staff that it has no outstanding debt under the Credit Agreement, which will terminate in June 2011.  Since there are no further obligations to be performed under the Credit Agreement (or the First Amendment to the Credit Agreement) and the Credit Agreement and the First Amendment to the Credit Agreement were entered into more than two years ago, the Company respectfully submits that the Credit Agreement and the First Amendment to the Credit Agreement have ceased to be material contracts within the meaning of Item 601(b)(10) of Regulation S-K (and also ceased to be material prior to the time of the Company’s fiscal 2010 Form 10-K).  The Company confirms that after such time as it enters into a new credit agreement which is material to the Company, it will file a complete, executed copy of such credit agreement, including all exhibits and schedules.

Definitive Proxy Statement on Schedule 14A

Code of Ethics and Code of Business Conduct, page 13

5.	In future filings, please revise your disclosure to clarify whether your Code of Ethics also applies to your principal accounting officer. See Item 406 of Regulation S-K.

Response:

The Company confirms that in future filings it will clarify that the Code of Ethics applies to the Company’s principal accounting officer.

Curtis, Mallet-Prevost, Colt & Mosle LLP		Mr. Jay Ingram
Attorneys and Counsellors at Law	Page 5	January 31, 2011

Compensation Discussion and Analysis, page 32

Competitive Position, page 35

6.
We note that your compensation consultant considered two third-party general industry surveys in compiling data used to benchmark the compensation of your named executive officers.  Please advise us supplementally as to the general nature of the industry surveys, such as the type and number of companies included in such surveys.  For example, if the surveys looked at companies that all were within a particular revenue range, please include that information.  In addition, please define the “industry” that was examined in these surveys, such as whether it looked at other companies that are direct marketers for MRO operations, or used some other definition for “industry.”

Response:

The Company supplementally advises the Staff that the Compensation Committee’s compensation consultant used two third-party, “general industry” surveys in compiling data used to benchmark the compensation of the Company’s named executive officers.   As disclosed in the proxy statement, the compensation consultant gave one-third weighting to the peer company proxy compensation data and one-third weighting to the data from each of the two general industry surveys.  The surveys were “general” industry surveys and included data across several industry groups, including manufacturing, services and retail.  The first survey had a revenue range of less than $1 billion to greater than $10 billion, and the second survey had a revenue range of less than $1 billion to greater than $20 billion.  Both surveys included both public and private companies.  Data from the surveys were collected from the aggregate survey results compiled from the appropriate revenue bands from each survey, rather than on an industry-specific basis.  More specifically:

•
The first survey consisted of approximately 750 participants.  The survey participants were not considered on an individual basis and the names were not disclosed to the Compensation Committee of the Company’s Board of Directors.  Data were collected from two revenue bands: revenues less than $1 billion and revenues between $1 billion and $3 billion.  Data were then interpolated to the Company’s fiscal 2009 revenues of approximately $1.5 billion.

•
The second survey consisted of approximately 350 participants.  The survey participants were not considered on an individual basis and the names were not disclosed to the Compensation Committee.  Data were collected from two revenue bands: revenues between $500 million and $1 billion and revenues between $1 billion and $2.5 billion.  Data were then interpolated to the Company’s fiscal 2009 revenues of approximately $1.5 billion.

Curtis, Mallet-Prevost, Colt & Mosle LLP		Mr. Jay Ingram
Attorneys and Counsellors at Law	Page 6	January 31, 2011

Security Ownership of Certain Beneficial Owners, page 65

7.
We note your disclosure in footnote 1 to the beneficial ownership table that for the purpose of calculating the voting power of each beneficial owner you have excluded shares of common stock subject to options that are exercisable within 60 days of the date of the table.  In future filings, please include such options in calculating the voting power.  See Rule 13d-3 under the Securities Exchange Act of 1934.

Response:

The Company acknowledges the Staff’s comment.  In any future filings that report the voting power of beneficial owners in the beneficial ownership table, the Company will include options exercisable within 60 days of the date of the table in calculating the voting power of each beneficial owner.

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In connection with this response, the Company is furnishing a separate letter, attached hereto, acknowledging the Tandy representations.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.

Very truly yours,

/s/ Jeffrey N. Ostrager

Jeffrey N. Ostrager

cc:	Charles Boehlke, MSC Industrial Direct Co., Inc.
Steve Armstrong, MSC Industrial Direct Co., Inc.
Erin Jaskot, Staff Attorney